UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 12b-25
                                                                 SEC File Number
                                                                    001-13343

                                                                    CUSIP Number
                                                                    00756G-20-9

                           NOTIFICATION OF LATE FILING


(Check one): [x] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: December 31, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  ________________________


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I - REGISTRANT INFORMATION

                        ADVANTAGE MARKETING SYSTEMS, INC.
                             Full Name of Registrant


                           Former Name if Applicable

                     2601 Northwest Expressway, Suite 1210W
            Address of Principal Executive Office (Street and Number)

                          Oklahoma City, Oklahoma 73112
                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, For 20-F, 11-K or Form N-SAR, or portion thereof,
[x] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Advantage Marketing Systems, Inc. (the "Company") is in the process of finalizing its 2001 audit. Unexpected issues were raised at the meeting of the Company's audit committee which will require additional time to resolve.

The Company feels that resolution of the audit issues would be beneficial to the reader of the consolidated financial statements. The issues could not be resolved in time to meet the required filing deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Reggie Cook                 405                   419-4962
    Chief Financial Officer     (Area Code)          (Telephone Number)
         (Name)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [x] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?  [x] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there could be a significant change in results of operations from the year ended December 31, 2000 compared to the year ended December 31, 2001. The Company anticipates that its 2001 results of operations could reflect a small net loss, compared to a net income of approximately $500,000 for 2000.


                                   SIGNATURES

ADVANTAGE MARKETING SYSTEMS, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                   By:     REGGIE COOK
                                           Reggie Cook
                                           Chief Financial Officer

Date:  April 1, 2002